UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Other Events

On September 2, 2026, Mega Matrix Inc. (the “Company”) issued a press release announcing the results of its Extraordinary General Meeting which was held on September 1, 2026 at 10:30 a.m. (Singapore time). At the Extraordinary General Meeting, shareholders:

(1)	approved a proposal, as an ordinary resolution, that (a) all the Company’s class A ordinary shares, class B ordinary shares and class C ordinary shares of par value USD0.001 each, whether issued or unissued (collectively, the “Shares”), be consolidated at a ratio of twenty (20) Shares into one (1) Share of par value USD0.02, with the consolidated Shares having the same rights and being subject to the same restrictions (other than the change in par value) as the existing Shares of the relevant class under the Company’s then-existing memorandum and articles of association (the “Share Consolidation”); (b) the Company's authorized share capital be altered from USD1,110,000 divided into 1,000,000,000 class A ordinary shares of par value USD0.001 each, 50,000,000 class B ordinary shares of par value USD0.001 each, 50,000,000 class C ordinary shares of par value USD0.001 each, and 10,000,000 preferred shares of par value USD0.001 each to USD1,110,000 divided into 50,000,000 class A ordinary shares of par value USD0.02 each, 2,500,000 class B ordinary shares of par value USD0.02 each, 2,500,000 class C ordinary shares of par value USD0.02 each, and 10,000,000 preferred shares of par value USD0.001 each as a result of the Share Consolidation; (c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; (d) the Share Consolidation shall take effect from September 15, 2026; and (e) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion; and

(2)	approved a proposal, as a special resolution, to adopt the fourth amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s third memorandum and articles of association, to reflect the Share Consolidation.

A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

This report and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements on Form S-8 (File No. 333-277227), Form F-3 (File No. 333-283739), Form S-8 (File No. 333-289715), Form F-3 (File No. 333-290026) and Form S-8 (File No. 333-295194), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit	Exhibit Description
99.1	Press Release, dated September 2, 2026, regarding results of Extraordinary General Meeting

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
	Name:	Yucheng Hu
	Title:	Chief Executive Officer
Dated: September 2, 2026

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